Exhibit 99.2

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SECOND QUARTER ENDED

JUNE 30, 2020

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiary companies, dated August 10, 2020, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and related notes (“consolidated interim financial statements”) as at and for the three and six months ended June 30, 2020. It should be read in conjunction with the Company’s audited annual consolidated financial statements and annual management’s discussion and analysis for the year ended December 31, 2019, and the 2019 Annual Information Form filed on SEDAR at www.sedar.com. Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net. As the Company has no operating projects at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity and other financings. All amounts contained in this document are stated in Canadian dollars unless otherwise stated.

The consolidated interim financial statements for the three and six months ended June 30, 2020 and the comparative period 2019 have been prepared by the Company in accordance with IAS 34, Interim Financial Reporting.

Company Overview

Seabridge Gold Inc. is a company engaged in the acquisition and exploration of gold properties located in North America. The Company’s objective is to provide its shareholders with exceptional leverage to a rising gold price. The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own. The Company will either sell projects or participate in joint ventures towards production with major mining companies. During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Seabridge’s principal projects include the KSM property located in British Columbia and the Courageous Lake property located in the Northwest Territories. In 2016, the Company acquired 100% of the common shares of SnipGold Corp. (“SnipGold”) and its 100% owned Iskut Project in British Columbia. In 2017, the Company purchased 100% of Snowstorm Exploration LLC and its Snowstorm Project in Nevada. In the current quarter, the Company purchased 100% interest in the 3 Aces gold project in Yukon. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

Results of Operations

During the second quarter of 2020, the Company incurred net loss of $4.1 million, or $0.06 per share, on both basic and diluted basis, compared to a net loss of $2.0 million, or $0.03 per share, on both basic and diluted basis in the comparative period in 2019.

During the six months ended June 30, 2020, the Company incurred net loss of $7.3 million, or $0.11 per share, on both basic and diluted basis, compared to a net loss of $6.1 million, or $0.10 per share, on both basic and diluted basis in the comparative period in 2019.

Corporate and administrative expenses, including stock-based compensation and income taxes were the most significant items contributing to losses for the three and six months ended June 30, 2020. These expenses and other items are discussed further below.

During the current quarter, corporate and administrative expenses increased by $0.9 million, from $2.5 million in the second quarter in 2019 to $3.4 million in the current quarter. The increase was mainly due to higher stock-based compensation expense incurred during the current quarter (discussed below). Cash compensation at $0.9 million remained unchanged.

During the six months ended June 30, 2020, corporate and administrative expenses increased by $0.2 million, from $7.0 million in the first half in 2019 to $7.2 million in the first half of 2020. The increase was mainly due to $0.4 million higher stock-based compensation partially offset by $0.2 million lower cash compensation. Higher cash compensation in 2019 related mainly to bonus compensation earned in the first quarter 2019 by certain senior management personnel that was based on the attainment of previously defined corporate objectives.

The Company has recently refocused the compensation practices away from issuing a combination of stock options and RSUs to only issuing RSUs with shorter service period. For the three and six months ended June 30, 2020 and 2019, the Company’s stock-based compensation expense, related to stock options and restricted share units, is illustrated in the following table:

($000s)	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Options	801	771	1,595	2,374
RSUs	829	-	2,077	868
	1,630	771	3,672	3,242

During the three and six months ended June 30, 2020, the stock-based compensation expense was higher than the comparative periods in 2019. During the current quarter, stock-based compensation expense increased by $0.8 million, from $0.8 million recognized in the second quarter 2019 to $1.6 million in the current quarter. Higher expense in the current quarter was mainly related to the amortization of RSUs granted in December 2019 and amortized during the current quarter.

For the six months ended June 30, 2020, total stock-based compensation expense increased by $0.5 million, from $3.2 million during the six months ended June 30, 2019 to $3.7 million in the comparative current period. The increase was mainly due to amortization of higher number of RSUs that were granted in December 2019 and amortized during the current period as compared to the number of RSUs granted in December 2018 and amortized during the comparative period in 2019. The effect of higher RSU amortization expense was partially offset by lower stock options amortization expense in the current period compared to the comparative period in 2019. This was mainly due to the fact to that the service period of stock options granted to the board members in December 2018 was re-estimated and extended in the second quarter 2019. As a result, the stock-based compensation expense related to those options in the first quarter of 2019 was higher than the subsequent quarters, including in the first and now the current quarter of 2020.

The Company’s stock-based compensation expense and remaining fair value to be expensed, by series of grants, related to stock options and restricted share units is illustrated on the following tables:

			($000s)
Options granted	Exercise price ($)	Number of options	Grant date fair value	Cancelled prior to 2019	Expensed prior to 2019	Expensed in 2019	Expensed in 2020	Balance to be expensed
December 19, 2016	10.45	890,833	6,254	94	5,974	185	-	-
December 14, 2017	13.14	605,000	4,303	-	3,529	556	113	105
October 11, 2018	16.94	50,000	421	-	96	238	87	-
December 12, 2018	15.46	568,000	4,719	-	276	3,107	1,231	105
June 26, 2019	17.72	50,000	416	-	-	168	165	83
				94	9,875	4,255	1,595	293

		($000s)
RSUs granted	Number of RSUs	Grant date fair value	Expensed prior to 2019	Expensed in 2019	Expensed in 2020	Balance to be expensed
December 12, 2018	68,000	1,051	183	868	-	-
December 12, 2019	139,600	2,351	-	274	2,077	-
			183	1,142	2,077	-

During the current quarter, 139,600 RSUs vested, upon the issuance of the results of a NI 43-101 Technical Report for KSM, discussed within mineral interests activities below and 139,600 common shares were issued.

The Company holds common shares of several mining companies that were received as consideration for optioned mineral properties and other short-term investments, including one gold exchange traded receipt. For the three and six months ended June 30, 2020, the Company recognized an increase in fair value of investments of $0.4 million and $0.8 million, respectively, compared to increase in fair value of investments of $0.1 million in both comparative three and six months periods in 2019. The change in the fair value of these investments was recorded within comprehensive income (loss) on the consolidated statements of operations and comprehensive loss. Also, during the six months ended June 30, 2019, the Company disposed of its holdings in one investment with a fair value of $0.1 million.

The Company holds one investment in an associate that is accounted for on the equity basis. During the three and six months ended June 30, 2020, the Company recognized $0.03 million and $0.07 million loss in the associate, respectively. During the comparative three and six months ended June 30, 2019, the Company recognized $0.04 million and $0.09 million loss in the associate, respectively.

During the three and six months ended June 30, 2020, the Company recognized income tax expense of $0.7 million and $0.3 million, respectively, primarily due to deferred tax liability arising from the effect of difference in tax rates applied to the assets transferred from Seabridge Gold Inc. to KSM Mining ULC. The tax expense was partially offset by the tax recovery resulting from the losses in the period.

During the comparative three and six months ended June 30, 2019, the Company recognized income tax recovery of $0.3 million and $0.6 million, respectively, related to deferred tax recovery arising from the losses in the period, partially offset by deferred tax expense arising due to the renouncement of expenditures related to the December 2018 flow-through shares issued which are capitalized for accounting purposes.

Quarterly Information

Selected financial information for the eight most recent quarters ending June 30, 2020 is as follows:

(unaudited)

(in thousands of Canadian dollars,	2020		2019				2018
exepct per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	-	-	-	-	-	-	-	-
Loss for period	(4,068)	(3,198)	(2,963)	(2,526)	(2,036)	(4,088)	(4,030)	(2,831)
Basic loss per share	(0.06)	(0.05)	(0.05)	(0.04)	(0.03)	(0.07)	(0.07)	(0.05)
Diluted loss per share	(0.06)	(0.05)	(0.05)	(0.04)	(0.03)	(0.07)	(0.07)	(0.05)

The quarterly losses, comprised mainly of administrative expenses, were offset by varying income related to the flow through share premiums. In the fourth quarter 2018, the loss for the period included a charge related to the impairment of investment in associate. In the first quarter 2019, the loss for the period included higher stock-based compensation expense compared to other quarters as it included a $0.9 million charge related to amortization of RSUs granted in December 2018 and vested and fully expensed during the quarter. In the first and second quarter 2020, the loss for the period also included higher stock-based compensation expense compared to other quarters as it included a $1.2 million and $0.8 million, respectively, of charges related to amortization of RSUs granted in December 2019 that were vested during the second quarter 2020.

Mineral Interest Activities

During the first six months of 2020, the Company added an aggregate of $16.2 million of expenditures that were attributed to mineral interests. Cash expenditures of $8.9 million were made at KSM (71%), Iskut (9%), Snowstorm (12%), Courageous Lake (5%) and 4% of preliminary acquisition costs on the new 3 Aces project.

In the current quarter, at KSM, the Company filed a NI 43-101 Technical Report that contained an updated Preliminary Economic Assessment (the “2020 PEA”). The report confirmed the potential for an improvement in the project economics by incorporating the recently expanded, higher grade Iron Cap deposit into mine plans. The alternate scenario did not impact the 2016 Preliminary Feasibility Study (the “2016 PFS”) which remains current and in effect and will be included with the 2020 PEA in the NI 43-101 Technical Report.

The 2020 PEA was prepared to assess an alternate approach to developing KSM by incorporating a much larger Iron Cap block cave mine into the production schedule accompanied by smaller open pits compared to prior studies and developing this opportunity much earlier in the project’s mine life. The benefits of incorporating Iron Cap into mine plans at an early stage not only has the potential for improvement in projected economics but also for the reduction in environmental impact.

The 2020 PEA demonstrates an after tax NPV at a 5% discount rate of US$6.0 billion using Base Case three-year average price assumptions of US$1,340/oz gold, US$2.80/lb copper and foreign exchange rate of US$0.76 per C$1.00, a 44 year mine production plan capturing 19.6 million ounces of gold and 5.4 billion pounds of copper from the measured and indicated categories plus an additional 20.8 million ounces of gold and 13.8 billion pounds of copper from the inferred category. The PEA also points to a 4-year payback period with initial capital of US$5.2 billion and a total cost per ounce of gold, on a life of mine basis of US$4.00 net of copper and silver by-product revenues.

The results of the 2016 PFS remain valid and represent a viable option for developing the KSM project while the 2020 PEA assesses an alternative development option at a scoping level. The 2020 PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of the 2020 PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Also within the current quarter, the Company commenced a geotechnical and exploration drilling program at the project. The program will run through the third fiscal quarter.

In the current quarter at Iskut, the Company commenced its 2020 exploration program. The program was designed based on the results of the exploration work conducted in 2019. The 2019 program entailed the use of deep penetrating geophysical techniques to define potential drill targets. Evaluation of the results of these studies culminated in the Company planning an initial drill test for a gold/copper porphyry deposit below the Quartz Rise lithocap. In addition to this exploration work at Iskut, the Company planned and commenced a minimal program to continue the reclamation and closure activities at the Johnny Mountain mine site. In the current and the comparative quarter in 2019, reclamation disbursements amounted to $0.2 million that were charged to the provision for reclamation liabilities.

At Snowstorm, the Company commenced its 2020 exploration program that was planned based on the results of the first drill program and ground geophysical studies completed in 2019. The results of that program further refined drill targets that will be tested in 2020.

The Company has been evaluating the best path forward at Courageous Lake. Options include securing a joint venture partner, the sale of all or a portion of the project, updating the 2012 PFS with a smaller initial project or conducting additional exploration outside the area of known reserves and resources. Current period work has focused on a high-level study of a smaller project and footprint than envisaged in the 2012 PFS.

On March 30, 2020, the Company entered into an agreement to acquire a 100% interest in the 3 Aces gold project in the Yukon, Canada from Golden Predator Mining Corp. The Company paid $0.3 million and, after completion of the due diligence process and closing of the transaction on May 26, 2020, issued 300,000 common shares valued, on the issue date, at $6.6 million. Should the project attain certain milestones, the Company will potentially pay an additional $2.25 million. During the current quarter, management commenced planning next steps of evaluation and exploration.

Liquidity and Capital Resources

The Company’s working capital position at June 30, 2020, was $40.3 million, up from $12.5 million at December 31, 2019. Included in current liabilities at June 30, 2020 is $3.9 million for flow-through premium liability which is a non-cash item (December 31, 2019 - $0.1 million) and will be reduced as flow-through expenditures are incurred. Increase in cash resources, including cash and cash equivalents and short-term deposits, was the net result of cash raised through financings (discussed below) and exercise of options, partially offset by cash used in acquisitions, environmental and exploration projects, and corporate and administrative costs. During the six months period June 30, 2020, the Company received $1.1 million upon exercise of 103,194 stock options. Subsequent to the quarter end, the Company received $1.5 million upon exercise of 141,642 stock options.

During the current quarter, the Company closed a non-brokered private placement of 1,440,000 common shares at a price of $11.75 per common share for net proceeds of $16.9 million. No commissions were paid on the financing.

During the current quarter, the Company also issued 345,000 flow-through common shares at $32.94 per common share for aggregate gross proceeds of $11.4 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement is December 31, 2020. At the time of issuance of the flow-through shares, $3.9 million premium was recognized as a liability on the consolidated statements of financial position.

In 2019, the Company filed a short form base shelf prospectus with securities commissions in Canada and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission. The shelf prospectus filings will allow the Company to make offerings of common shares up to an aggregate total of C$100 million until June 2021 and provides flexibility should additional funding be required for general corporate purposes or future exploration and evaluation work on the Company’s projects. Common shares may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more shelf prospectus supplements and, subject to applicable regulations, may include AT-The-Market offerings (“ATM”) (discussed below), public offerings or strategic investments.

During the fourth quarter of 2019, the Company entered into an agreement with two securities dealers, for an ATM offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$40 million in value of common shares of the Company directly on the New York Stock Exchange. This program can be in effect until the Company’s current C$100 million Shelf Registration Statement expires in June 2021. Net proceeds from the ATM Facility can be used to advance exploration and development of the Company’s projects, potential future acquisitions, and for working capital and general corporate purposes. During six months period ended June 30, 2020, the Company issued 803,289 shares, at an average selling price of $19.77 per share, for net proceeds of $15.6 million under the Company’s ATM offering and subsequent to the quarter end, issued 264,547 shares at an average selling price of $25.57 per share for net proceeds of $6.6 million. During the fourth quarter of 2019, the Company issued 231,084 shares, at an average selling price of $17.58 per share, for net proceeds of $4.0 million under the ATM.

During the third quarter 2019, the Company issued 100,000 flow-through common shares at $24.64 per common share for aggregate gross proceeds of $2.5 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement is December 31, 2019. At the time of issuance of the flow-through shares, $0.5 million premium was recognized as a liability on the consolidated statements of financial position. During 2019, the Company incurred $2.0 million of qualifying exploration expenditures and $0.4 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive loss. During the six months ended June 30, 2020, the Company incurred another $0.2 million of qualifying exploration expenditures and $0.05 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive loss.

In December 2018, the Company issued 250,000 flow-through common shares at $20.50 per share for aggregate gross proceeds of $5.1 million. Proceeds of this financing were used to fund the 2019 KSM and Iskut programs. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2018. A $0.8 million premium was recognized as a liability on the consolidated statements of financial position with the balance recorded as share capital. During the six months ended June 30, 2019, $2.2 million of qualifying exploration expenditures were incurred and $0.3 million premium was recognized through other income on the consolidated statement of operations and comprehensive loss.

During the current quarter, operating activities, including working capital adjustments, used $5.1 million cash compared to $2.4 million cash used by operating activities in comparative quarter in 2019. Higher operating cash used in the current quarter was mainly related to the working capital movement that included a $3.0 million advance payment to BC Hydro for facilities studies at KSM.

As reported in the Company’s 2018 and 2019 annual financial statements, in early 2019 the Company received a notice from the CRA that it proposed to reduce the amount of expenditures reported, as Canadian Exploration Expenses (CEE) for the three-year period ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time-to-time, with the proceeds from the issuance of flow-through shares and renounced, to subscribers, the expenditures which it determined to be CEE. The notice disputes the eligibility of certain types of expenditures previously audited and approved as CEE by the CRA. The Company strongly disagrees with the notice and responded to the CRA auditors with additional information for their consideration. In January 2020, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.3 million of Part Xll.6 tax owing. During the current quarter, the Company filed an objection to the Part Xll.6 tax owing and is awaiting a response. Based on these reassessments, the Company anticipates that the CRA will reassess investors with reduced CEE deductions. The Company’s and investors’ reassessments can be appealed to the courts. The Company has indemnified the investors that subscribed for the flow-through shares. The potential tax indemnification to the investors is estimated to be $11.6 million. No provision has been recorded related to the tax nor the potential indemnity as the Company and its advisors do not consider it probable that there will ultimately be an amount payable.

During 2016, upon the completion of an audit of the application by tax authorities of the British Columbia Mineral Exploration Tax Credit (“BCMETC”) program, the Company was reassessed $3.6 million, including accrued interest, for expenditures that the tax authority has categorized as not qualifying for the BCMETC program. The Company recorded a $3.6 million provision within non-trade payables and accrued expenses on the consolidated statements of financial position as at December 31, 2016, with a corresponding increase to mineral interests. In 2017 the Company filed an objection to the reassessment with the appeals division of the tax authorities and paid one-half of the accrued balance while the objection is reviewed. In early 2019, the Company received a decision from the appeals division that the Company’s objection was denied, and the Company filed a notice of appeal with the British Columbia Supreme Court. The Attorney General of Canada replied to the facts and arguments in the Company’s Notice of Appeal and stated its position that the Company’s expenditures did not qualify for the BCMETC program. The Company is now in the discovery process with the Department of Justice and will continue to move the appeal process forward as expeditiously as possible. The Company intends to continue to fully defend its position. The Canada Revenue Agency (CRA) has withheld HST refunds due to the Company that would fully cover the residual balance, including interest, should the Company be unsuccessful in its challenge.

The Company will continue its objective of advancing its major gold projects, KSM and Courageous Lake, and to further explore the Iskut and Snowstorm Projects to either sell or enter into joint venture arrangements with major mining companies.

Outlook

In March 2020, the World Health Organization declared a global pandemic caused by the outbreak of the COVID-19 virus. The outbreak has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to business globally resulting in an economic slowdown. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The situation, however, did not have a material impact on the Company’s financial results for the six months ended June 30, 2020. Working closely with the health authorities and with its business partners, the Company developed effective procedures for operating safely in the current global health crisis. The duration and impact of COVID-19 outbreak is currently unknown, as is the efficacy of the government interventions.

Subject to the above, the Company intends to continue its pursuit of a joint venture agreement on the KSM Project with a suitable partner on terms advantageous to the Company. The Company also hopes to fully execute the second drill program at Snowstorm in search of a Getchell/Twin Creeks style deposit and complete the initial drill test for a gold/copper porphyry deposit below the Quartz Rise lithocap at Iskut. Also, at Iskut, the Company will continue with a marginal reclamation and closure program for the Johnny Mountain Mine in cooperation with the Tahltan Nation and B.C. regulators. At 3 Aces, the Company intends to assemble all of the historic data generated at 3 Aces into a 3-D model and identify targets to potentially drill in 2021. At Courageous Lake, the Company will continue to evaluate the best path forward including the potential of securing a joint venture partner, the sale of all or a portion of the project, updating the 2012 PFS with a smaller initial project or conducting additional exploration outside the area of known reserves and resources.

Internal Controls Over Financial Reporting

The Company’s management under the supervision of the Chief Executive Officer and Chief Financial Officer are responsible for designing adequate internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining adequate internal controls over financial reporting. The control framework used is Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Changes to Internal Controls Over Financial Reporting

There was no change in the Company’s internal controls over financial reporting that occurred during the period beginning on April 1, 2020 and ended on June 30, 2020, that has materially affected or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate, to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures as of June 30, 2020, that they are appropriately designed and effective and that since the December 31, 2019 evaluation, there have been no material changes to the Company’s disclosure controls and procedures.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Shares Issued and Outstanding

At August 10, 2020, the issued and outstanding common shares of the Company totaled 67,047,759. In addition, there were 2,757,005 stock options, and 500,000 warrants outstanding. Assuming the conversion of all of these instruments outstanding, there would be 70,304,764 common shares issued and outstanding.

Related Party Transactions

During the six months ended June 30, 2020, there were no payments to related parties other than compensation paid to key management personnel.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration expenditures, the value of stock-based compensation, asset retirement obligations, deferred income tax, and potential tax contingencies. All of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options and warrants might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the stock-based instrument holders. The Company used historical data to determine volatility. However, the future volatility is uncertain.

The recoverability of the carrying value of mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

The provision for asset retirement obligations is the best estimate of the present value of the future costs of reclaiming the environment that has been subject to disturbance through exploration activities or historical mining activities. The Company uses assumptions and evaluates technical conditions for each project that have inherent uncertainties, including changes to laws and practices and to changes in the status of the site from time-to-time. The timing and cost of the rehabilitation is also subject to uncertainty. These changes, if any, are recorded on the consolidated statements of operations and comprehensive loss as incurred.

The Company has net assets in Canada and the United States and files corporate tax returns in each. Deferred tax liabilities are estimated for tax that may become payable in the future. Future payments could be materially different from our estimated deferred tax liabilities. We have deferred tax assets related to non-capital losses and other deductible temporary differences. Deferred tax assets are only recognized to the degree that it shelters tax liabilities or when it is probable that we will have enough taxable income in the future to recover them.

Risks and Uncertainties

The risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

Forward Looking Statements

The consolidated financial statements and management’s discussion and analysis and any other materials included with them, contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, estimates, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates and expected changes to them, estimates of future production and related financial analysis, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.